Exhibit 99.7

CONSENT OF QUALIFIED PERSON

I, Christine Beausoleil, P.Geo, consent to the public filing of the technical report titled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report” that has an effective date of 31 December, 2015 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the Goldcorp Annual Information Form (the “2015 AIF”).

I certify that I have read the 2015 AIF and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 29 March, 2016

“Signed and sealed”

Christine Beausoleil, P.Geo

Goldcorp inc. Les Mines Opinaca Ltee Eleonore Mine 853, boul Rideau Rouyn-Noranda, QC J9Y 0G3 Tel: 819 764-6400	www.goldcorp.com